SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SCOPUS BIOPHARMA INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

809171101

(CUSIP Number)

June 25, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809171101			SCHEDULE 13G

1	Names of Reporting Persons Marcin Kortylewski, Ph.D.

2	Check the Appropriate Box if a Member of a Group* Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 911,079 (1)

		6	Shared Voting Power 0 (see Item 4)

		7	Sole Dispositive Power 911,079 (1)

		8	Shared Dispositive Power 0 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 911,079 (1) (see Item 4)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 5% (2)

12	Type of Reporting Person* IN

(1) Includes 4,524 shares of Common Stock issuable upon exercise of the vested options owned by the Reporting Person.

(2) Based on 18,098,788 shares of Common Stock outstanding, consisting of 18,094,264 shares of Common Stock outstanding as of June 25, 2021 and 4,524 shares of Common Stock issuable upon exercise of the vested options owned by the Reporting Person.

*SEE INSTRUCTIONS

Item 1(a).	Name of Issuer: The name of the issuer is Scopus BioPharma Inc. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: The address of the principal executive offices of the Issuer is 420 Lexington Avenue, Suite 300, New York, New York 10170.
Item 2(a).	Name of Person Filing: Marcin Kortylewski, Ph.D. (the “Reporting Person”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business address of the Reporting Person is 420 Lexington Avenue, Suite 300, New York, New York 10170
Item 2(c).	Citizenship: Mr. Kortylewski is a citizen of the United States.
Item 2(d).	Title of Class of Securities: The class of equity securities to which this Statement relates are the shares of common stock, $0.001 par value, of the Issuer (the “Common Stock”).
Item 2(e).	CUSIP Number: The CUSIP number of the shares of Common Stock is 809171101.

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the filing person is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank, as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company, as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan, that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐	A non-US institution in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4.	Ownership:
	(a)	Amount beneficially owned: As of July 12, 2021: (i) Mr. Kortylewski was the record owner of 911,079 (including 4,524 shares of Common Stock issuable upon exercise of the vested options owned by the Reporting Person) shares of the Issuer’s Common Stock. Mr. Kortylewski had shared voting and dispositive power.

(b)	Percent of class: Mr. Kortylewski: 5%. The foregoing percentage is calculated based on 18,098,788 shares of Common Stock outstanding, consisting of 18,094,264 shares of Common Stock outstanding as of June 25, 2021 and 4,524 shares of Common Stock issuable upon exercise of the vested options owned by the Reporting Person.
(c)	Number of shares as to which has Kortylewski:
	(i)	Sole power to vote or to direct the vote 911,079
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 911,079
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

/s/ Marcin Kortylewski, Ph.D.
Marcin Kortylewski, Ph.D.